February 2010
Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 001-00267

Safe Harbor - FirstEnergy
This communication includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management’s intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms “anticipate,” “potential,” “expect,” “believe,” “estimate” and similar words. Forward-
looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny and FirstEnergy, including future financial and operating results, Allegheny's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts.
Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the Public
Utilities Commission of Ohio’s regulatory process on the Ohio utility subsidiaries associated with the distribution rate case, business and regulatory impacts from American Transmission System, Incorporated’s realignment into PJM Interconnection L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy’s regulated utilities to collect transition and other charges or to recover increased transmission costs, operating and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the U.S. Court of Appeals’ July 11, 2008 decision requiring revisions to the Clean Air Interstate Rules and the scope of any laws, rules or regulations that may ultimately take their place, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement FirstEnergy’s Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, Met-Ed’s and Penelec’s
transmission service charge filings with the PaPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy’s nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy’s financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy’s access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the continuing decline of the national and regional economy and its impact on the company’s major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, and the risks and other factors discussed from time to time in its
SEC filings, and other similar factors.

Safe Harbor - FirstEnergy (Continued)
With respect to the proposed merger, actual results may differ materially due to the risks and uncertainties relating to the ability to obtain the requisite Allegheny and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.
The foregoing review of factors should not be construed as exhaustive.  New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy’s business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. FirstEnergy expressly disclaims any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

Safe Harbor - Allegheny
In addition to historical information, this presentation may contain a number of "forward-looking statements" as defined in the Private Securities
Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny and FirstEnergy, including future financial and operating results, Allegheny's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts.  Additional forward-looking statements include, but are not limited to, statements with respect to rate regulation and the status of retail generation service supply competition in states served by Allegheny’s distribution business, Allegheny Power; financing plans; demand for energy and the cost and availability of raw materials, including coal; provider-of-
last-resort and power supply contracts; results of litigation; results of operations; internal controls and procedures; capital expenditures; status and condition of plants and equipment; capacity purchase commitments; and regulatory matters.
Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include risks and uncertainties relating to the ability to obtain the requisite Allegheny and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.  With respect to other forward-looking statements, factors that could cause actual results to differ materially include, among others, plant performance and unplanned outages; changes in the price of power and fuel for electric generation; general economic and business conditions; changes in access to capital markets and actions of rating agencies; complications or other factors that render it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis; environmental regulations; the results of regulatory proceedings, including proceedings related to rates; changes in industry capacity, development and other activities by Allegheny’s competitors; changes in the weather and other natural phenomena; changes in customer switching behavior and their resulting effects on existing and future load requirements; changes in the underlying inputs and assumptions, including market conditions used to estimate the fair values of commodity contracts; changes in laws and regulations applicable to Allegheny, its markets or its activities; the loss of any significant customers or suppliers; dependence on other electric transmission and gas transportation systems and their constraints or availability; inflationary and interest rate trends changes in market rules, including changes to PJM participant rules and tariffs; the effect of accounting pronouncements  issued periodically by accounting standard-setting bodies and accounting issues facing our organization; and
the continuing effects of global instability, terrorism and war. Additional risks and uncertainties are identified and discussed in Allegheny’s reports filed with the SEC. These forward-looking statements speak only as of the date of this document. Allegheny undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It
In connection with the proposed merger, FirstEnergy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of FirstEnergy and Allegheny that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the
SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website
(www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny’s website
(www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about
FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009.
You can find information about Allegheny's executive officers and directors in its definitive proxy statement filed with the SEC on March 20, 2009. Additional information about FirstEnergy's executive officers and directors and
Allegheny’s executive officers and directors can be found in the above-referenced Registration Statement on
Form S-4 when it becomes available. You can obtain free copies of these documents from FirstEnergy and Allegheny using the contact information above.
Participants In The Merger Solicitation

6 Agenda Combination Rationale Transaction Terms Combined Company Profile Financial Highlights Regulatory Timeline & Next Steps Summary

7 Combination Rationale

FirstEnergy Combination Rationale
Consistent with our strategy to build a balanced, integrated and diversified portfolio of assets
– Adjacent geographic footprint complements existing businesses and our retail sales strategy
– Generation anchored by efficient nuclear and supercritical fossil baseload assets
Transaction creates a significant presence in region and sector
– 6.1MM customers…~35% increase in customer base
– 24 GW of combined generation capacity (21 GW in competitive markets)…~70% increase in generating capacity
Transaction provides numerous opportunities to create value
– Increased scale, scope and diversification improves operating performance and geographic reach
– More cost-effective fuel procurement options and O&M savings
– Improved risk profile through existing and planned FERC regulated transmission investments
Attractive shareholder return potential
– Diversified avenues for growth between regulated and generation businesses
– Solid balance sheet with strong operating cash flows
Anticipate transaction to be accretive to earnings in the first year following the close

Allegheny Combination Rationale
Substantial upfront value to shareholders
– 32% premium to Allegheny's current price (as of February 10 th
closing price)
– FirstEnergy’s current dividend would represent a 145% increase for Allegheny shareholders, supported by combined company’s strong balance sheet and cash flows
Larger, more diversified platform of generation and utility assets with additional value drivers
– Diversified generation fleet with significant non-carbon emitting capacity reduces exposure to changing environmental requirements
– Enhanced retail marketing capability
– Greater utility scale and regulatory diversification
– Expanded transmission platform with major projects underway
– More cost-effective fuel procurement options, O&M savings and other synergies
Maintains leverage to recovery in economy and power prices

10 Transaction Terms

Key Transaction Terms
Consideration: 100% stock
Offer Price: 0.667 shares of FirstEnergy per Allegheny share
Premium: 32% based on February 10
th
closing prices and 22% to the average
stock price of Allegheny over the last 60 days
Pro Forma 73% FirstEnergy shareholders
Ownership: 27% Allegheny shareholders
Governance: Tony Alexander to be President and CEO
Paul Evanson to be Executive Vice Chairman
Two Allegheny Board members added to FirstEnergy Board
Timing: Expected to close within 12-14 months
Approvals: Shareholders, Federal, State

12 Combined Company Profile

An Integrated, Regional Platform
1. 12/31/2009 data, except where noted
2. Excludes American Transmission Systems Incorporated (ATSI) and Allegheny Energy Transmission, LLC
3. 2009 estimate
Revenue:
Regulated Utilities
Electric Customers:
Regulated States:
Rate Base:
Total Generation:
Competitive Generation:
Service Territory:
Employees:
$16.4Bn
10
2
6.1MM
7 States
$10.8Bn
2,3
24 GW
21 GW
67,000 sq miles
~17,750
Combined Statistics
1
FirstEnergy Service Territory
Allegheny Service Territory
FirstEnergy Plants
Allegheny Plants

Diverse Competitive Generation Portfolio
Combined Competitive Capacity
1
19%
42%
20%
7%
12%
Combined Competitive Production
2
Nuclear
Gas / Oil
28%
52%
18%
Supercritical
Coal
Nuclear
Gas / Oil
<1%
Hydro/Wind
~2%
Total Combined Capacity: 21 GW Total Combined Production: 117 TWh
1. Capacity as of year-end 2009
2. Production as of year-end 2008
Hydro/Wind
Subcritical
Coal
Supercritical
Coal
Subcritical
Coal

Highly Efficient Coal-Fired Fleet
4,945
(32%)
224,600
(72%)
Pre-1965
Typically Unscrubbed
Heat Rates ~11,000 Btu/kWh
Higher Cost ~$30-35/MWh
Subcritical
Units
Supercritical
Units
15,332 MW 312,000 MW
10,387
(68%)
87,400
(28%)
Post-1965
Typically Scrubbed
Heat Rates ~9,800 Btu/kWh
Lower Cost ~$20-25/MWh
Combined
Companies (MW)
U.S. Total
(MW)
Supercritical units are newer, more efficient and more environmentally-friendly
1. Total coal-fired capacity (regulated and competitive), as of 12/31/2009
1

Combined Fleet is Well Positioned for
Changing Environmental Regulation
1. Regulated and competitive capacity as of 12/31/2009
2. Includes nuclear, wind and hydro
3. Includes Sammis Units 6 and 7 AQC project being completed in 2010
4. Sammis Units 1 – 5, Ft. Martin, Hatfield, and Mitchell
Total Capacity
17%
26%
9%
19%
29%
Non-Emitting
SO
2
/ NO
x
Controls
SO
2
Controls
Natural Gas
Unscrubbed
3
24.1 Total Fleet
4.5 Unscrubbed
2.2 Natural Gas
4.1 SO
2
Controls
7.1 SO
2
/ NOx Controls
6.2 Non-Emitting
GW’s by Category
4
2
1

Regulated Utilities
10 Regulated Utilities Across Seven States
1
6.1MM customers in OH, PA, MD, WV, NJ, VA and NY
194,000 miles of distribution and nearly 20,000 miles of transmission lines
67,000 square miles
1. Excludes American Transmission Systems Incorporated (ATSI) and Allegheny Energy Transmission, LLC
2. 12/31/2009 data
6,079,900 Total
383,600 Monongahela Power
483,400 Potomac Edison
714,900 West Penn Power
1,095,000 Jersey Central Power & Light
551,000 Met-Ed
160,000 Penn Power
590,000 Penelec
754,000 The Illuminating Company
1,038,000 Ohio Edison
310,000 Toledo Edison
Customers 2

TrAIL
Trans-Allegheny Interstate Line

PATH
Potomac-Appalachian Transmission Highline

Additional Transmission Expansion
500 kV transmission line extending
149 miles from western PA through
WV and into VA
ROE: 12.7%
Equity: 50%
Cost: $850MM
Status:
– Approved in all states
– Construction progressing
– On track for in-service date in 2011
765 kV transmission line extending
275 miles from WV to MD
ROE: 14.3%
Equity: 50%
Cost: $1.2Bn
Status:
– PJM determined PATH may not be
needed by 2014
– Updated timeline expected in
June 2010

19 Financial Highlights

(28)
(28)
(35)
(95)
(165)
530
480
450
350
180
(250)
(100)
50
200
350
500
650
Year 1 Year 2 Year 3 Year 4 Year 5
Estimated Annual Synergies
Overview of Transaction Synergies
$MM
Synergies By Category
10%
19%
50%
21%
Corporate
Generation and Fuel
Information Services
Utility
Gross Pre-Tax Synergies Costs to Achieve

Pro Forma Earnings Impact
Anticipate transaction to be accretive to earnings in the first year following the close, including purchase accounting adjustments
Purchase accounting adjustments expected to be modest
– Estimated asset and liability step-ups reduce earnings by approximately
$7MM in year 1 and $30MM in year 2

Solid Balance Sheet
51% – 55% 51% – 55% Debt / Capital
3.0x – 3.5x 3.0x – 3.5x Debt / EBITDA
4.3x – 4.7x 3.7x – 4.3x
Funds from Operations
Interest Coverage
20% – 23% 18% – 21%
Funds from Operations /
Total Debt
Year 2 Year 1 Pro Forma Key Ratios
Combined company metrics support stable investment grade ratings

Summary Expected Financial Highlights
Synergies realized across wide range of business segments but primarily derived from competitive operations
Anticipate transaction to be accretive to earnings in the first year following the close
Solid balance sheet and strong operating cash flow generation
Credit metrics consistent with a stable investment grade rating

24 Regulatory Timeline & Next Steps

Regulatory Timeline & Next Steps
Forming a transition team and transition steering committee
– Comprised of key FirstEnergy and Allegheny management and senior executives
Begin filings for regulatory approvals and shareholder vote
Companies expect to complete the transaction within 12-14
months

26 Summary

Summary
Combination creates a leading regional energy provider
Complementary portfolio of generating assets strengthens the combined company’s operational performance
Scale and scope of combined distribution and transmission assets create new opportunities
Meaningful synergy opportunities, primarily in the competitive operations
Expected strong financial position to support growth and to
provide shareholders with attractive total return potential
Experienced management with a proven ability to integrate
companies and to create long-term shareholder value

28

29 FirstEnergy Update

2009 Fourth Quarter & Full-Year GAAP to
Non-GAAP Reconciliation
3.77 0.77 Basic Earnings Per Share (Non-GAAP)
0.42 0.42 Power Contract Mark-To-Markets Adjustment
(0.52) – Non-Core Asset Sales/Impairments
(0.53) (0.49) Income Tax Issue Resolution
0.31 0.01 Debt Redemption Premiums
0.14 – Organizational Restructuring/Incremental Strike Costs
0.09 0.05 Trust Securities Impairment
0.55 – Regulatory Charges
3.31 0.78 Basic Earnings Per Share (GAAP) Excluding Special Items
Full Year 2009 Fourth Quarter 2009
($ Per Share)
2010 Non-GAAP Earnings Guidance of $3.50 to $3.70 per share affirmed